Filed by Telenor ASA
Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Open Joint Stock Company “Vimpel-Communications”
Commission File No.: 001-14522
Telenor and Altimo to combine interests in VimpelCom and Kyivstar 5 October 2009

2 Disclaimer This presentation contains forward-looking statements, including statements regarding Telenor ASA, VimpelCom Ltd. and OJSC VimpelCom, that involve risks and uncertainties, and actual results could differ materially from those discussed. Factors that could cause or contribute to such differences include, but are not limited to, the anticipated timing of filings and approvals relating to the proposed transactions; the expected timing of the completion of the proposed transactions; the expected benefits and costs of the proposed transactions; management plans relating to the proposed transactions; the ability to complete the proposed transactions in view of the various closing conditions; the possibility that the proposed transactions may not be completed, any projections of earnings, revenues, synergies, accretion, margins or other financial items; any statements of operations, including the execution of integration plans; any statements of expectation or belief; any statements of assumptions underlying any of the foregoing; and other risks and uncertainties that are beyond Telenor ASA's control. Any statement in this announcement that expresses or implies Telenor ASA's intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. The forward- looking statements contained in this presentation are made as of the date hereof, and Telenor ASA expressly disclaims any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this presentation. More information about factors that could affect OJSC VimpelCom's operating results can be found in OJSC VimpelCom's most recent annual report on its Form 20-F (available at www.vimpelcom.com/investor or at the SEC's website at www.sec.gov.). This presentation is for informational purposes only and is not an offer to sell or the solicitation of an offer to purchase or exchange any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The publication and distribution of this presentation and any separate documentation regarding the intended offer, the making of the intended offer or the issuance and offer to purchase OJSC VimpelCom shares may be subject to specific regulations or restrictions in certain jurisdictions. As a result, persons in possession of this presentation must seek information as to any applicable local restrictions and comply therewith. Neither Telenor ASA nor its affiliates undertake any liability of any kind for any violation of applicable law. The solicitation and the offer to purchase shares of OJSC VimpelCom's common stock or preferred stock or ADRs representing shares of OJSC VimpelCom's common stock will only be made pursuant to an offer to purchase and related materials that are intended to be filed with the SEC and a voluntary tender offer statement prepared in compliance with applicable Russian law.Telenor intends for VimpelCom Ltd. to file a registration statement and tender offer statement, together with other related materials, with the SEC in connection with the proposed transactions. TELENOR ASA URGES OJSC VIMPELCOM SHAREHOLDERS TO READ THESE MATERIALS REGARDING THE POTENTIAL OFFER CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER, IF AND WHEN THESE MATERIALS BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE PROPOSED OFFER.OJSC VimpelCom shareholders will be able to obtain a free copy of such materials without charge at the SEC's website (www.sec.gov) or from the information agent named in such materials once they have been filed with the SEC.

Jon Fredrik Baksaas President and CEO of Telenor Group

4 Introduction VimpelCom Ltd. - a leading emerging markets operatorValue generation for shareholders and key stakeholdersLong term commitment Robust foundation - but conditions to be met Resolution of a long-term conflict

5 Telenor and Altimo have reached a comprehensive solution for their common assets in Russia and Ukraine The proposed transaction will combine OJSC VimpelCom and CJSC Kyivstar G.S.M under a new NYSE-listed company 'VimpelCom Ltd.'VimpelCom Ltd. is incorporated in Bermuda and will be headquartered and tax resident in the NetherlandsVimpelCom Ltd. will launch an Exchange Offer for all issued and outstanding shares in OJSC VimpelCom subject to a greater than 95% acceptance threshold Upon completion of the Exchange Offer, the Parties will contribute their respective shareholdings in Kyivstar to VimpelCom Ltd.

6 Key benefits of the transaction for Telenor shareholders Establish a leading emerging markets mobile operator with significant in- market and international growth opportunitiesParticipation in value creation upside from unified management of the asset baseAttractive dividend potential from cash-generative Russian and Ukrainian operationsAlignment of Telenor and Altimo's Russian and Ukrainian interests in a listed entity Resolving all outstanding disputes between Telenor and Altimo, together with a governance solution designed to avoid future shareholder conflicts

Jan Edvard Thygesen EVP and Head of Telenor's CEE operations

8 Current ownership structure 43.5% 56.5% 29.4% E 26.1% V 37.0% E 44.0% V 33.6% E 29.9% V (Public) (Private) Note: "E" = Economic / "V" = Voting Past issues Free float Telenor Altimo Ownership interests not fully alignedLack of listing for KyivstarLack of clarity regarding future expansionHistory of conflicts between shareholders

Proposed VimpelCom Ltd. ownership structure



Altimo
Telenor
Free float
38.46% E
43.89% V
38.84% E
35.42% V
22.70% E
20.69% V
VimpelCom Ltd.
Bermuda incorporated
(NYSE Public)
Dutch Holding Company
100%
100%
KYIVSTAR
VimpelCom
(Private)
(Public)

- NYSE listing of combined assets
- Headquartered and senior management in the Netherlands to drive group efficiencies
- Significant growth/value creation potential
- Full alignment of interests between Telenor and Altimo

Note: Ownership percentages assume 100% take-up on the Exchange Offer; "E" = Economic / "V" = Voting

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telenor group

10 VimpelCom Ltd. has a strong platform from which to pursue future growth and value creation Note: Financials and KPIs are 2008 actuals, all financials in USD million. Sum of operating companies for OJSC VimpelCom does not equal OJSC VimpelCom totals due to intercompany eliminations Kyivstar GSM Subscriber s ( m) 24 Revenue 2,465 EBITDA 1,422 Capex 361 Market share 42 % VimpelCom Ka zakhstan Subscribers ( m) 6.3 Revenue 744 EBITDA 382 Capex 261 Market share 43% VimpelCom Cambodia Start of operations in May 2009 V impelCom Vietnam Start of operations in mid - 2009 VimpelCom Russia Subscribers ( m) 47.7 Revenue 8,619 EBITDA 4,216 Capex 1,777 Market share 25% VimpelCom Georgia Subscribers ( m) 0.23 Revenue 18 EBITDA (7) Capex n/a Market share 6% VimpelCom Armenia Subscribers ( m) 0.5 Revenue 257 EBITDA 125 Capex 98 Market share 21% VimpelCom Ukraine Subscribers ( m) 2.1 Revenue 281 EBITDA 23 Capex 228 Market share 4% VimpelCom Uzbekistan Subscribers ( m) 3.6 Revenue 217 EBITDA 116 Capex 262 Market share 30% VimpelCom Tajikistan Subscribers ( m) 0.62 Revenue 51 EBITDA 14 Capex n/a Market share 18% OJSC Vimpelcom Subscriber s ( m) 61 ..0 Revenue 10,117 EBITDA 4,860 Capex 2,571

11 VimpelCom Ltd. will be the leading mobile operator in EMEA emerging markets Source: Company information, broker reports. Operating Cash Flow (OCF) defined as EBITDA - Capex; USD/ZAR=8.2522; USD/EGP=5.4435 OCF 2008 (USD bn) Total subscribers 2008 (m) Revenues 2008 (USD bn) EBITDA 2008 (USD bn) 96 91 85 78 61 37 32 24 20 MTS MTN VimpelCom Ltd. Orascom OJSC VimpelCom Turkcell Millicom Kyivstar Mobinil 0 0.4 0.5 1.1 1.8 1.8 2.3 2.9 3.3 VimpelCom Ltd. MTS OJSC VimpelCom MTN Turkcell Kyivstar Orascom Mobinil Millicom 0.9 1.4 1.5 2.4 2.6 4.9 5.1 5.2 6.3 VimpelCom Ltd. MTN MTS OJSC VimpelCom Turkcell Orascom Millicom Kyivstar Mobinil 7.0 1.8 2.5 3.4 5.3 10.1 10.2 12.4 12.6 VimpelCom Ltd. MTN MTS OJSC VimpelCom Turkcell Orascom Millicom Kyivstar Mobinil

12 VimpelCom Ltd. will benefit from a solid financial profile and an attractive dividend potential Source: Company information 2008A 1 Kyivstar GSM 2008A net debt adjusted for dividends paid out by Kyivstar for the years 2004-2008 2 Operating cash flow margin defined as (EBITDA - Capex)/Revenues EBITDA margin 2008 OCF margin 20082 Net debt/EBITDA 2008 Best in class EBITDA marginsMeaningful de-leveraging for combined companyAttractive dividend potential 26.6% 43.0% 22.6% OJSC VimpelCom Kyivstar VimpelCom Ltd. 1.2x 0.1x 1.6x OJSC VimpelCom Kyivstar VimpelCom Ltd. 49.9% 57.7% 48.0 % OJSC VimpelCom Kyivstar VimpelCom Ltd.

13 Significant growth opportunities Significant remaining growth opportunities within existing footprintCommon management of all VimpelCom Ltd. assets to drive group efficienciesStrong balance sheet and listed equity to enable both healthy dividends and new market expansionVimpelCom Ltd. to focus on value enhancing opportunities in emerging markets over the medium term

14 Board structure designed to avoid deadlocks and ensure robust corporate governance Governance Board will consist of 9 members; each of Telenor and Altimo will nominate 3 candidates; 3 directors will be independentIndependent board members will act as swing vote on Board decision, with no vetoes on any matters for either Altimo or TelenorChairman will be one of the independent directors unless otherwise agreed by the two major shareholdersCEO will be independent and elected by 6 out of 9 Board votes Shareholders agreement Governed by New York lawSpecifically designed to avoid deadlock amongst the PartiesDisputes will be resolved by arbitration proceedings in London under UNCITRAL? Arbitration Rules 1 United Nations Commission on International Trade Law

Securing stability for VimpelCom Ltd. investors

Neutral territory and robust corporate law framework should minimize risk of conflicts going forward:

- Headquartered and tax resident in the Netherlands
- Incorporated in Bermuda
- Shareholders Agreement governed by New York law
- Any future shareholder disputes to be resolved by arbitration proceedings in London

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telenor group

16 VimpelCom Ltd. Exchange Offer The effective exchange ratio between the equity value of OJSC VimpelCom and the equity value of Kyivstar will be 3.40 : 1OJSC VimpelCom preferred shares to be converted into new VimpelCom Ltd. preferred shares convertible at market price into VimpelCom Ltd. common shares at any time between 2.5 - 5 years after closing of the transaction In the Exchange Offer, VimpelCom Ltd. will offer in exchange for: In the Exchange Offer, VimpelCom Ltd. will offer in exchange for:

17 Ownership profile post completion1 1 Ownership percentages assume 100% take-up on the Exchange Offer on the Exchange Offer on the Exchange Offer

18 Conditions precedent to closing of the proposed transaction Resolution / withdrawal of all pending disputesReceipt of regulatory approvals Approval by certain creditors of OJSC VimpelComGreater than 95% acceptance of Exchange Offer by OJSC VimpelCom shareholders

Transaction milestones



Announcement of transaction
Prepare tender offer filing & regulatory filings
Launch tender offer
Tender offer period¹
Closing of tender offer²
VimpelCom Ltd listed on NYSE
Kyivstar contribution
Delisting of OJSC VimpelCom on NYSE
Squeeze-out period
5-Oct-2009
Jan-2010
End Mar-2010
Mid Apr-2010
Jul-2010
Oct-09
Nov-09
Dec-09
Jan-10
Feb-10
Mar-10
Apr-10
May-10

[1] Assumes no extension of offer period [2] Assumes 15 days settlement period telenor group

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Summary transaction highlights

- **The transaction is based on a platform of sound industrial logic**
  - Combines the leading mobile operators in Russia and Ukraine, creating one of the largest EMEA emerging markets players
  - Offers significant near and mid-term value creation potential through in-market growth and efficiencies as well as potential for international expansion
  - Permits attractive dividend from cash-generative Russian and Ukrainian operations
- **The transaction will align shareholders' interests going forward**
  - Resolves all ongoing conflicts
  - Combines Russian and Ukraine exposure into a single listed entity
  - Independent-driven governance to avoid deadlock situations
- **The parties expect the transaction to complete by mid-2010**

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telenor group

Telenor and Altimo to combine interests in VimpelCom and Kyivstar 5 October 2009